June 6, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Suzanne Hayes
Ada D. Sarmento
Erin Jaskot
Rolf Sundwall
Mark Brunhofer

Re:	OncoGenex Pharmaceuticals, Inc.
Amendment No. 2 to
Registration Statement on Form S-4
Filed May 24, 2017
File No. 333-216961

Ladies and Gentlemen:

We are submitting this letter on behalf of OncoGenex Pharmaceuticals, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated June 1, 2017 relating to Amendment No. 2 to the Company’s Registration Statement on Form S-4 (File No. 333-216961) filed with the Commission on May 24, 2017 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight delivery five copies of Amendment No. 3 to the Registration Statement (“Amendment No. 3”) in paper format, which have been marked to show changes from Amendment No. 2 to the Registration Statement as filed on May 24, 2017.

Competition, page 180

Prescription Treatments, page 181

1.

We note your response to our prior comment 5. Please revise to disclose that “no apparent difference in efficacy between cytisine and Chantix” means that the review found that the risk ratio for cytisine and Chantix was found to be in the same order of magnitude. Please also clearly disclose that only two studies were used to calculate the risk ratio for cytisine versus 27 trials for varenicline, and that evidence for varenicline

U.S. Securities and Exchange Commission

June 6, 2017

was considered of high and moderate quality while the evidence for cytisine was considered low quality.

In response to the Staff’s comment, the Company has revised the disclosure on page 181 of Amendment No. 3.

2.	We note your response to our prior comment 6. Please revise the disclosure of the Cochrane Group review to provide the year of the first trial included in the review.

In response to the Staff’s comment, the Company has revised the disclosure on page 181 of Amendment No. 3.

***

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292.

Sincerely,

/s/ Robert Freedman

Robert Freedman

cc:

Scott Cormack, Chief Executive Officer

John Bencich, Chief Financial Officer

OncoGenex Pharmaceuticals, Inc.

Alan Smith, Esq.

Kee Kim, Esq.

Amanda Rose, Esq.

Fenwick & West LLP

Robert Carlson, Esq.

Nicholas DeAngelis, Esq.

Paul Hastings LLP